UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2025

Gryphon Online Safety, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-1246855
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Gryphon Online Safety, Inc., 10265 Prairie Springs Road, San Diego, CA 92127

(Full mailing address of principal executive offices)

(858) 775-8331

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on April 30, 2025. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2025 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2025.

Operating Results

For the six-month period ending June 30, 2025, the Company had total gross revenues of $1,098,384 compared to $920,621 for the six-month period ending June 30, 2024, an increase of 19%. This increase was primarily a result of engineering and consulting fees generated in anticipation of licensing the Company’s software to others.

For the six-month period ending June 30, 2025, the Company had net losses of $248,766 compared to net losses of $659,868 for the period ending June 30, 2024, a decrease of 62%. This decrease was primarily the result of increased revenues and decreased spending for sales and marketing to preserve cash. Cash used in operating activities for the six-month period ending June 30, 2025 was $32,586, as compared to $14,293 for the sixth month period ending June 30, 2024, an increase of 128%. This increase was primarily due to increased inventory purchases, as prior years’ excess inventory has been depleted.

Cost of revenues consists of material and production costs, freight costs, and software licensing costs. We expect future profit margins will increase when our software licensing sales make up a greater percentage of total sales. Overall profit margins will fluctuate slightly as our product mix changes with the introduction of new products and older products are offered at promotional prices.

The following summarizes the results of our operations for the six-month period ending June 30, 2025 as compared to the six-month period ending June 30, 2024:

	Six-month Period Ended
	June 30,
	2025	2024	$ Change
Revenues	$1,098,384	$920,621	$177,763
Cost of revenues	(315,091)	(413,567)	98,476

Gross profit	783,293	507,054	276,239

Total operating expenses	757,211	874,440	(117,229)

Operating income (loss)	26,082	(367,386)	393,468

Total other expense	(274,848)	(292,482)	17,634

Loss before provision for income taxes	(248,766)	(659,868)	411,102

Provision for income taxes	-	-	-
Net loss	$(248,766)	$(659,868)	$411,102

Operating Expenses

Our total operating expenses for the six-month period ended June 30, 2025 amounted to $757,211 which represents a decrease of $117,229, or 13%, from the expenses for the six-month period ended June 30, 2024. The decrease in operating expenses is primarily due to a decrease in spending in sales and marketing.

Other Income (expense)

Total other income (expense) for the six-month period ended June 30, 2025 amounted to a loss of $274,848, which represents a decrease of $17,634 or 6% from the loss for the six-month period ended June 30, 2024. The decrease in loss from other income is due to a decrease in amortization of capitalized software costs, offset by an increase in interest expense.

Liquidity and Capital Resources

As of June 30, 2025, the company had $2,462,447 in total assets, including $447,126 in cash and cash equivalents and $1,509,846 in intangible assets, compared to $2,284,592 in total assets, $267,766 in cash and cash equivalents and $1,579,346 in intangible assets as of December 31, 2024.

At the end of the sixth-month period ending June 30, 2025, the Company had $447,126 in cash and cash equivalents. By comparison, for the fiscal year ended December 31, 2024, the Company had $267,766 in cash and cash equivalents, representing a 67% increase. This increase was due to the proceeds from a loan received in June 2025.

As of June 30, 2025, the company had $4,187,195 in total liabilities including $1,510,741 in accounts payable and accrued expenses, $414,036 in deferred revenue, and $111,873 in short term notes payable, compared to $3,820,574 in total liabilities, $1,504,545 in accounts payable and accrued expenses, $447,406 in deferred revenue, and $105,332 in short term notes payable as of December 31, 2024.

To date, our activities have primarily been funded from the sale of preferred stock, long and short-term loans, and revenues generated from our operations. The company has enough capital to last approximately 6 months at its current level of operations and is working to secure additional sources of capital.

Trends

Our efforts for the next twelve months will be focused on the following:

•	Launch Gryphon Home containerized network protection solution with Nokia Corteca
•	Continued development of software and IP licensing SaaS business
•	Expand sales channels for white labeled Gryphon 6E
•	Launch containerized software with other partners, currently in progress

Our current cash reserves will allow us to make progress on accomplishing these objectives. We will need further capital to fully implement them.

ITEM 2.	OTHER INFORMATION

None.

Gryphon Online Safety, Inc.

Balance Sheets

	June 30, 2025 (unaudited)	December 31, 2024
Assets

Current assets
Cash and cash equivalents	$447,126	$267,766
Accounts Receivable, net	62,599	65,017
Inventory, net	326,055	185,986
Prepaid expenses	10,500	3,139
Deposits	3,344	50,891
Other receivables	102,977	132,447
Total current assets	952,601	705,246

Intangible assets, net	1,509,846	1,579,346
Total assets	$2,462,447	$2,284,592

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable and accrued expenses	$1,510,741	$1,504,545
Accrued interest - long term notes	-	3,650
Deferred revenue and customer deposits	414,036	447,406
Short term notes payable	111,873	105,332
Convertible equity instruments, net of discount	517,289	517,289
Total current liabilities	2,553,939	2,578,222

Long Term notes payable, net of issuance costs	838,068	500,000
SAFE Notes, net of discount	795,188	742,352
Total liabilities	4,187,195	3,820,574

Commitments and contingencies

Stockholders' equity
Series Seed Preferred stock, 9,136,468 shares issued and outstanding at June 30, 2025 and December 31, 2024	914	914
Series A-1 Preferred stock, 5,616,525 shares issued and and outstanding at June 30, 2025 and December 31, 2024	562	562
Series A-2 Preferred stock, 454,544 shares issued and outstanding at June 30, 2025 and December 31, 2024	45	45
Common stock, 10,756,391 shares issued and outstanding at June 30, 2025 and December 31, 2024	1,076	1,076
Additional paid-in capital	11,137,473	11,077,473
Accumulated deficit	(12,864,818)	(12,616,052)

Total stockholders' equity	(1,724,748)	(1,535,982)

Total liabilities and stockholders' equity	$2,462,447	$2,284,592

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Operations

(unaudited)

	For the six months ended June 30,
	2025	2024
Net revenue
Product	$350,382	$427,616
Service and other	748,002	493,005
Total net revenue	1,098,384	920,621

Cost of goods sold	(315,091)	(413,567)

Gross profit	783,293	507,054

Operating expenses
Operations	196,603	166,493
Sales and marketing	222,108	365,407
General and administrative	145,223	163,253
Research and development	193,277	179,287
Total operating expenses	757,211	874,440
Income (loss) from operations	26,082	(367,386)

Other income (expense)
Interest expense	(19,848)	(11,982)
Interest income	-	-
Amortization	(255,000)	(280,500)
Total other income (expense)	(274,848)	(292,482)

Net loss before income tax	(248,766)	(659,868)

Provision for income tax	-	-

Net loss	$(248,766)	$(659,868)

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Cash Flows

(unaudited)

	For the six months ended June 30,
	2025	2024
Cash flows from operating activities
Net loss	$(248,766)	$(659,868)
Adjustments to reconcile net loss to net cash
used by operating activities:
Amortization	255,000	280,500
Stock based compensation	60,000	60,000
Currency exchange gain (loss)	1,044	118
Allowance for inventory loss	-	(147,344)
Changes in operating assets and liabilities:
Accounts receivable	2,418	(6,698)
Inventory	(140,070)	205,838
Prepaid expenses	(7,361)	(6,956)
Deposits	47,547	18,760
Other receivables	28,426	44,179
Accounts payable and accrued expenses	6,196	252,595
Accrued interest	(3,650)	(3,343)
Deferred revenue and customer deposits	(33,370)	(52,074)
Net cash used by operating activities	(32,586)	(14,293)

Cash flows from investing activities
Payments for the purchase of intangible assets	(185,500)	(146,000)

Net cash used by investing activities	(185,500)	(146,000)

Cash flows from financing activities
Proceeds from issuance of short term notes payable	127,460	60,000
Repayment of short term notes payable	(120,920)	(60,715)
Proceeds from issuance of long term notes payable	350,000	-
Payment of issuance costs for long term notes payable	(7,212)	-
Repayment of long term notes payable	(4,718)	-
Proceeds from issuance of SAFE notes	57,120	168,365
Payment of issuance costs for SAFE notes	(4,284)	(12,627)
Net cash provided by financing activities	397,446	155,023

Net increase (decrease) in cash and cash equivalents	179,360	(5,270)
Cash and cash equivalents, beginning of period	267,766	82,149

Cash and cash equivalents, end of period	$447,126	$76,879

Supplemental Cash Flow Information:

Cash paid for interest	$23,498	$15,326

Cash paid for taxes	$-	$-

See accompanying notes

Gryphon Online Safety, Inc.

Statements of Changes in Stockholders' Equity

(unaudited)

											Total
	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2023	9,136,468	$914	5,616,525	$562	454,544	$45	10,756,391	$1,076	$10,957,473	$(12,042,100)	$(1,082,030)

Stock based compensation	-	-	-	-	-	-	-	-	60,000	-	60,000
Net Loss	-	-	-	-	-	-	-	-	-	(659,868)	(659,868)

Balance on June 30, 2024	9,136,468	914	5,616,525	562	454,544	45	10,756,391	1,076	11,017,473	(12,701,968)	(1,681,898)

Stock based compensation	-	-	-	-	-	-	-	-	60,000	-	60,000
Prior period adjustment										(25,000)	(25,000)
Net Loss	-	-	-	-	-	-	-	-	-	110,916	110,916

Balance on December 31, 2024	9,136,468	914	5,616,525	562	454,544	45	10,756,391	1,076	11,077,473	(12,616,052)	(1,535,982)

Stock based compensation	-	-	-	-	-	-	-	-	60,000	-	60,000
Net Loss	-	-	-	-	-	-	-	-	-	(248,766)	(248,766)

Balance on June 30, 2025	9,136,468	$914	5,616,525	$562	454,544	$45	10,756,391	$1,076	$11,137,473	$(12,864,818)	$(1,724,748)

See accompanying notes

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. (“the Company”) is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others. The Company has also begun licensing its software for use in hardware sold by others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract. Amounts received for software engineering services are recognized as revenue as the costs of generating the revenue are incurred. Amounts for software licensing to other hardware providers is recognized monthly, based on the number of units subscribed to use the software.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserves against inventory as deemed necessary. At June 30, 2025 and December 31, 2024, the Company determined that allowances of $50,000 and $50,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At June 30, 2025 and December 31, 2024, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2025 or December 31, 2024.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final products are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2025 or December 31, 2024.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the six months ended June 30, 2025 and 2024, the Company recognized $193,277 and $179,287 in research and development costs, respectively.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Advertising costs

The Company’s advertising costs are expensed as incurred. During the six months ended June 30, 2025 and 2024, the Company recognized $222,108 and $365,407 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2025 and December 31, 2024, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At June 30, 2025 and December 31, 2024, the Company determined that no allowances were necessary.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 28% and 59% of revenue for the six-month periods ended June 30, 2025 and 2024 respectively was generated through one online seller. The loss of the ability to sell the Company’s products via this online seller would cause significant negative impact on the Company’s operations. Additionally, one software licensee represents 30% of revenue for the six months ended June 30, 2025. Material changes to this license agreement would have a significant negative impact on the Company’s operations.

SAFE Notes

The Company began issuing Simple Agreement for Future Equity (“SAFE”) notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors the right to certain shares of the Company’s capital stock upon a future equity financing. The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price. The SAFE notes are recorded as a long-term liability at their estimated fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company’s financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 19, 2025, the date these financial statements were available to be issued. Subsequent to June 30, 2025, there are no events that require disclosure.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the six-month period ended June 30, 2025 and the year ended December 31, 2024 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following:

	June 30, 2025	December 31, 2024
Software	$4,538,737	$4,353,237
Other Intangible Assets	447	447
	4,539,184	4,353,684
Accumulated Amortization	(3,029,338)	(2,774,338)
	$1,509,846	$1,579,346

Amortization expense for the six-month periods ended June 30, 2025 and 2024, was $255,000 and $280,500, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following:

	June 30, 2025	December 31, 2024
Sales channel partner holdbacks	$97,097	$126,460
Other	5,880	5,987
	$102,977	$132,447

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In April 2025, the Company received $80,000 of proceeds from a loan from a member of the company’s Board of Directors. The loan accrues interest at a rate of 15% per annum and matures in April 2026. During the six months ended June 30, 2025, the Company incurred $1,926 of interest expense on this short-term loan.

In March 2025, the Company received $47,460 of proceeds from an advance against future receivables from a payment processing vendor to provide working capital. The fixed fee for the advance was $5,460. Payments approximating 15% of sales through this channel are due periodically until the advance is repaid.

In July 2024, the Company received $150,000 of proceeds from a loan from an individual. The loan accrues interest at a rate of 12% per annum and matures in July 2025. During the six months ended June 30, 2025, the Company incurred $3,375 of interest expense on this short-term loan.

In July 2024, the Company received $39,600 of proceeds from an advance against future receivables from a payment processing vendor to provide working capital. The fixed fee for the advance was $3,600. Payments approximating 17% of sales through this channel are due periodically until the advance was repaid in March 2025.

LONG TERM DEBT

In June 2025, the Company received $350,000 of proceeds from an advance against future receivables from an investment entity to provide working capital. Payments of $27,884 are due monthly through September 2026.

The Company received proceeds from an SBA loan totaling $500,000. The SBA loan is secured by substantially all of the Company’s assets and accrues interest at 3.75% per annum. The loan matures in June 2050. During the six months ended June 30, 2025, the Company incurred $9,087 of interest expense on this long-term loan.

Following is a summary of short-term and long-term minimum debt payments required over the next six months of 2025 and the next 5 years:

2025	$419,769
2026	61,466
2027	11,904
2028	12,309
2029	12,828
2030	13,317
Thereafter	425,561
$957,154

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

The Company received $517,289 of proceeds from the issuance of convertible equity instruments that matured in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1.	Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company’s shares (“Qualified Financing”), the purchase amount will be automatically converted into shares of Company Series A preferred stock at a price of $1.2331 per share.

2.	Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3.	Upon maturity, outstanding principal must be converted into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

NOTE 7 – SAFE NOTES

The Company began issuing Simple Agreement for Future Equity (“SAFE”) notes to investors during the year ended December 31, 2023, receiving $872,015 in proceeds from the sale of these notes through June 30, 2025. These notes do not bear interest and will convert to shares of Company stock upon the following:

1.	Upon the Company completing an Equity Financing, at which time the SAFE will automatically convert into shares of Company preferred stock at a price defined in the agreement.

2.	Upon a Liquidity Event, SAFE holders will receive the greater of cash equal to the purchase amount or shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreement.

The Company incurred $76,827 of costs associated with the issue of these notes.

NOTE 8 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value, shares of Preferred Stock authorized at June 30, 2025 and December 31, 2024. At June 30, 2025 and December 31, 2024, there were issued and outstanding preferred shares of 15,207,537.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

At June 30, 2025 and December 31, 2024, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Series A Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 9 – COMMON STOCK

The Company has 40,000,000 $0.0001 par value shares of common stock authorized at June 30, 2025 and December 31, 2024.

During the six months ended June 30, 2024, the Company issued 152,500 stock options to employees for services. In addition, stock options issued in prior periods continued to vest during the current period. The Company recognized $60,000 of stock compensation expense related to stock options during the six months ended June 30, 2025. During the six months ended June 30, 2024, the Company recognized $60,000 of stock compensation expense.

A summary of option activity for the periods is as follows:

		Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Term
Outstanding December 31, 2023	1,772,500	$0.33	7.0
Granted	152,500	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2024	1,925,000	0.34	6.7
Granted	24,000	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2024	1,949,000	0.34	6.3
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2025	1,949,000	$0.34	5.8

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Options exercisable at June 30, 2025 and December 31, 2024 are 1,598,833 and 1,478,958, respectively.

The options vest ratably over periods of one to four years. At June 30, 2025, there are 350,167 unvested stock options outstanding and approximately $40,000 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	June 30,
	2025	2024
Expected life (years)	n/a	1-4
Risk-free interest rate	n/a	4.25%
Expected volatility	n/a	50%
Annual dividend yield	n/a	0%

NOTE 10 – WARRANTS

A summary of warrant activity for the periods is as follows:

	Warrants - Common	Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Life
Outstanding December 31, 2023	446,341	$0.71	3.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2024	446,341	0.71	3.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2024	446,341	0.71	2.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2025	446,341	$0.71	2.1

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 11 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of June 30, 2025 and December 31, 2024, the Company had net deferred tax assets before valuation allowance of $3,761,597 and $3,716,533, respectively. As of June 30, 2025, and December 31, 2024, the Company had net deferred tax liabilities before valuation allowance of $0. The following table presents the deferred tax assets and liabilities by source:

	June 30, 2025	December 31, 2024
Deferred tax assets:
Net operating loss carryforwards	$3,730,797	$3,658,655
Deferred revenue timing difference	(36,843)	(27,165)
Stock-based compensation	17,400	34,800
Research and development tax credit carryforwards	50,243	50,243
Total deferred tax assets	3,761,597	3,716,533

Deferred tax liabilities:
Total deferred tax liabilities	-	-

Valuation allowance	(3,761,597)	(3,716,533)

Net deferred tax assets	$-	$-

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the six months ended June 30, 2025 and the year ended December 31, 2024 and no history of generating taxable income. Therefore, valuation allowances of $3,761,597 and $3,716,533 were recorded as of June 30, 2025 and December 31, 2024, respectively. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business.  In December 2019, the Company was sued for patent infringement.  One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and as of December 2022, the PTAB had determined all but one of the claims to be invalid. As of February 2024, the case was closed without prejudice. The Company anticipates that there will be no financial impact arising out of this matter.

NOTE 13 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $12,864,818 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and licensing agreements, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 14 – RELATED PARTIES

During the six months ended June 30, 2024, the Company issued options for the purchase of common stock of 105,000 to members of the Company’s Board of Directors. In addition, for the six months ended June 30, 2025 and 2024, the Company paid $1,576 and $6,620 respectively for legal counsel to a firm in which one of the directors is a partner.

In April 2025, the Company received $80,000 of proceeds from a loan from a member of the company’s Board of Directors. The loan accrues interest at a rate of 15% per annum and matures in April 2026.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer Date: September 19, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 19, 2025